Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following presentation was distributed by Patriot Coal Corporation on May 12, 2008.

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                                         PATRIOT
                                            COAL

                                Presentation to
                               Coaltrans Brazil
                                   May 2008

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                                                                              00

                                                                         PATRIOT
Patriot Coal Statement on Forward-Looking Information                       COAL
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Some of the following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934, as amended, and is intended to come within the safe-harbor protection provided by those sections.

Important Information for Stockholders
Patriot Coal Corporation (the "Company") will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal
Company ("Magnum"). Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance. Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at (314) 275-3680, in writing to Janine
A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.
The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the
Company in connection with the proposed issuance. Information about the
Company's directors and executive officers is set forth in the Company's Annual
Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on
March 14, 2008 and in the proxy statement for the Company's 2008 annual meeting of stockholders filed by the Company with the SEC on April 7, 2008. Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements
Certain statements in this document are forward-looking as defined in the
Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may be beyond our control and may cause our actual future results to differ materially from expectations. We do not undertake to update our forward-looking statements. Factors that could affect our results include, but are not limited to: failure to obtain Company stockholder approval of the proposed issuance; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals; availability and cost of financing; failure to consummate or delay in consummating the transaction for other reasons; changes in laws or regulations; changes in general economic conditions, including coal and power market conditions; the outcome of commercial negotiations involving sales contracts or other transactions; the Company's dependence on Peabody Energy
Corporation in the near future; geologic, equipment and operational risks associated with mining; supplier and contract miner performance and the availability and cost of key equipment and commodities; the Company's ability to replace coal reserves; labor availability and relations; availability and costs of transportation; weather patterns affecting energy demand; legislative and regulatory developments; risks associated with environmental laws and compliance; the outcome of pending or future litigation; and the availability and costs of competing energy resources. The Company undertakes no obligation
(and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company's Form 10-K and 8-K reports. Patriot Coal Corporation

                                                                        Slide 01

                                                                         PATRIOT
Patriot Coal Corporation                                                    COAL
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       Patriot serves North America & global metallurgical coal markets

|X|  Spun off from Peabody Energy ("BTU") on October 31, 2007

|X|  Listed on the NYSE under the ticker "PCX"

|X|  Top 5 U.S. metallurgical coal supplier

|X|  Patriot focuses on met customers in North America, Europe & Brazil

|X|  +20% of CAPP high-volatile met supply

|X|  extended reserve life at largest met mines

|X|  Large-scale, flexible preparation facilities with ISO 9000 certification and dual (NS and CSX) rail access

|X|  Market participant since 1984 with a reputation for quality and reliability

|X|  Successful management and operating team

|X|  Experienced Board of Directors

|X|  Operations management focused on safety, cost and revenue optimization

|X|  Targeting organic and acquisition growth

                                                                        Slide 02

                                                                         PATRIOT
Patriot A Major Eastern U.S. Producer                                       COAL
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2007 Tons Sold
22.1 Million

Current Reserves
1.3 Billion Tons

|X|      8 Business Units
|X|      5 Principal Reserve Areas

                                                                        Slide 03

                                                                         PATRIOT
U.S. Metallurgical Coal                                                     COAL
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                                    Origins

                                                                        Slide 04

General Distribution of Volatile Matter in CAPP
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  Greater prehistoric tectonic forces along the southeast portion of the basin liberated more of the volatile matter and improved overall coal quality

                                                                        Slide 05

                                                                         PATRIOT
Major Alabama Metallurgical Coal Mines                                      COAL
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         Barge and CSX rail carry coal to McDuffie Terminal for export

                                                                        Slide 06

                                                                         PATRIOT
CAPP Production by Company - 2007                                           COAL
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After the Magnum acquisition, Patriot will be the second largest CAPP producer

                                                                        Slide 07

                                                                         PATRIOT
2007-2009 Estimated U.S. Met Coal Production                                COAL
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    Planned supply response to historically high coal prices is significant

                  (millions of short tons)

                2007           2008              2009
               -----        ---------         ---------
High Vol       31.75        38.9-41.4         45.7-46.7
Mid Vol          6.4              5.7           6.5-6.7
Low Vol         15.3        21.2-21.6         25.8-26.6
Total          53.45        65.8-68.7         78.0-80.0

Companies included in estimate:

                                                                        Slide 08

                                                                         PATRIOT
CAPP Production History by Mine Type                                        COAL
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          Decreasing underground production results in cost increases

                                                                        Slide 09

U.S. Metallurgical Coal
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                  Ports and Railways

                                                                        Slide 10

U.S. Metallurgical Coal Exports by Destination
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U.S. exports to South America expanded over the past two years

                                                                        Slide 11

U.S. Metallurgical Coal Exports
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 The share of U.S. exports to South America have steadily increased since 2005

                                                                        Slide 12

U.S. Thermal Coal Exports by Port
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Considerable growth since 2005 is expected to continue as world demand expands

                                                                        Slide 13

U.S. Metallurgical Coal Exports by Port
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          CAPP through Hampton Roads and NOLA and SAPP through Mobile are the primary sources of U.S. coking coal exports

                                                                        Slide 14

U.S. Port Capacity
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        Sufficient port capacity is available to meet new export demand

                                                                        Slide 15

Cumulative Rail Deliveries to Hampton Roads
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     Year-to-date 2008 shipments to Hampton Roads are 69% greater than 2007

                                                                        Slide 16

U.S. Metallurgical Coal
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                                     Demand

                                                                        Slide 17

Steel Production from BFI
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                            Growth in most regions

                                                                        Slide 18

Imported Metallurgical Coal Consumption
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         South American coal imports increase as steel production grows

                                                                        Slide 19

YoY BFI Steel Production Growth
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       Brazilian growth is accelerating while Chinese growth is slowing

                                                                        Slide 20

U.S. Metallurgical Coal
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                                     Brazil

                                                                        Slide 21

U.S. Metallurgical Coal
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                    So, how does this all relate to Brazil?

                                                                        Slide 22

Brazil's Economy
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         Increasing annual growth trend and strong near-term forecast

                                                                        Slide 23

Brazilian Steel Production
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Large pipeline of committed and potential projects can double current capacity

Growth Acceleration Program
                                                                    MMt Capacity
2006                Installed Capacity                                  37.1
2007-12             Committed Expansions                                15.1
                                                                        ----
                                                            Subtotal    52.2

2007-12             Uncommitted Expansions                               6.8
                                                                        ----
                                                            Subtotal    59.0

+ 2009              Projects under study                                19.0
                                                                        ----
                                                     Total potential    78.0

                                                                        Slide 24

Sources of Brazil's Steel Sector Growth
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               What uncommitted expansion projects will be next?

Committed Expansion
Usiminas                    US$8.4B expansion
Acominas                    US$5.0B expansion
Vale-BaoSteel               CSV  Greenfield
Vale-TKS                    CSA  Greenfield

Uncommitted Expansion
Arcelor-Mittal                      next?
CSN                                 next?

                                                                        Slide 25

Brazil's Metallurgical Coal Requirements
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U.S. coking coal exports to Brazil could conservatively increase 3.0 - 4.0 mmt by 2020

                                   Coking Coal (mmt)
Estimated demand 2007                      11.0-12.0

Projected demand 2008                      12.5-13.5
Projected new demand by 2012                 6.0-8.0
                                           ---------
                                           18.5-21.5

Projected new demand by 2020                7.0-10.0
                                           ---------
                                           25.5-31.5

                                                                        Slide 26

Summary
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       U.S. metallurgical coal producers are poised to expand their role as a significant supplier to the growing Brazilian steel industry

|X|  Brazil's economy will continue to grow

|X|  Brazil will continue it's industrialization

|X|  The Brazilian steel industry will continue to be low cost and need increasing volumes of metallurgical coal

|X|  U.S. metallurgical coal production is increasing

|X|  In the longer term, U.S. port and railways will have the capacity to deliver this increased production into an ocean vessel

|X|  U.S. coal to Brazil ocean freight is more favorable than other sources

                                                                        Slide 27

The Future Is Now!
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           "Brazil has been a sleeping giant that is waking up now."

Antonio Delfim Netto Former Finance Minister of Brazil as quoted by "Veja" magazine

                                                                         Slide 28